SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : May 15, 2002

By : ______________________________
Name : Hari Kartana
Title : President

INDOSAT

Ref. 384/GUI/HM.110/02

May 15rd, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525

Attn.: **Filing Desk**

Re. : *Release of Un-audited Consolidated Financial Statement for First Quarter 2002 Results*

Dear Sir,

Please find attached the release of Un-audited Consolidated Financial Statement for First Quarter 2002 Results, which is announced at May 15, 2002.

Thank you for your attention.

Sincerely yours,

INDOSAT PERSERO

Hari Kartana
President

Jl. Medan Merdeka Barat 21
P.O.Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633

INDOSAT

Contact : Corporate Communications Division
Phone +62 21 3869153
Fax +62 21 3804045
e-mail investor@indosat.com
www.indosat.com

For immediate release:

INDOSAT REPORTS

INDOSAT REPORTS FIRST QUARTER 2002 UNAUDITED CONSOLIDATED OPERATING REVENUE OF Rp 1,542.8 BILLION

Jakarta, 15 May, 2002 -- Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk. ("Indosat" or "the Company") today reported un-audited consolidated first quarter 2002 operating revenue of Rp 1,542.8 billlion. The Company reported a growth of 99.7% of the Operating Revenue and growth of 23.0% of Operating Income and maintain and EBITDA margin of 56.5%. Hence, reflecting a strong operating results.

Cellular business contributed 45.3% to the total operating revenue and became the major driver of the result. While International calls and MIDI contributed 33.9% and 19.0% respectively. The remaining 1.8% was contributed by other services.

The net income after accounting for minority interests in subsidiaries was reported as Rp 195.4 billion, or earning per share of Rp 188.7 or US$ 0.2 per ADS.

The decline in net income of 57.4% is mainly due to amortization of goodwill of Rp 136.4 billion as a result of acquisition of Bimagraha, the increase in the cost of financing (i.e. interest expense) of Rp 109.2 billion , and deferred tax of Rp 203.6 billion.

The consolidated financial statements include PT Satellite Palapa Indonesia ("Satelindo", 75.0% effective ownership); PT Lintasarta ("Lintasarta", 69.46% ownership), PT Indosat Multi Media Mobile ("IM3", 99.94% ownership), PT Indosat Mega Media ("IM2", 99.84% ownership), PT Indosatcom Adimarga (99.94%), and PT Sisindosat Lintasbuana ("Sisindosat", 95.64% ownership). All figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP). Consolidated Operating Revenue were reported under "Net Revenue Method", in accordance to PSAK (Indonesian GAAP) rule no 35. The report had been presented in compliance with Bapepam Rule No. VIII.G.7. "Guidelines for the Preparation of Financial Statements".

The report had taken into account the consolidation of Satelindo and Lintasarta accounts following the acquisition of those companies in 2001. In May 16, 2001 the Company consummated the transaction to acquire from PT Telkom its 22.5% equity interest in Satelindo and 37.21% equity interest in Lintasarta, which were both accounted for using the pooling-of-interest method. These acquisitions increased the Company's direct equity in Satelindo (previously accounted for by the cost method) and to consolidate the net assets of Lintasarta (previously accounted for by the equity method), as if these acquisitions took place at the beginning of periods presented.

In a follow-up transaction with Bimagraha, the Company increased its effective ownership in Satelindo to 75%.

Following the launching of "Indosat Group" brand and corporate identity on May 6, 2002, the term "Indosat Group" is used as a reference to Indosat and its consolidated subsidiaries.

Jl. Medan Merdeka Barat 21
P.O.Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633

Conversion rate

For the purpose of convenient translations, unless otherwise specified, the report uses a conversion rate of Rp 9,655 to the US$ 1.0 which was published by Indonesian Central Bank on March 31, 2002.

Income and Earning Analysis

Operating Revenues

Operating revenues' growth was 99.7% in the first quarter 2002 compared to the corresponding period in 2001, mostly contributed by cellular revenues. The Company recorded cellular revenues in the first quarter 2002, resulting in a significant growth in its operating revenues. Revenues from cellular comprised revenues from Satelindo of Rp 660.6 billion and from IM3 of Rp 38.2 billion. Satelindo's cellular revenues were driven by the continuous growth in its subscribers from 1.2 million in first quarter 2001 to 1.9 million in first quarter 2002 or 54.1% growth, despite the decline in its blended ARPU from Rp 152,000 in first quarter 2001 to Rp 118,000 in first quarter 2002. The Company expects that the continuous increase in its subscribers will drive Satelindo's revenues in the future, in line with the increase in subscribers' purchasing power if the economy continues to improve. Revenues from MIDI businesses (Multimedia, Data Communication and Internet) grew by 39.3% reflecting the strong demand growth to these services on year-on-year basis, though reflecting a slower growth compared to the previous quarter. MIDI services includes Indosat World Link/Data Link, Frame Net, Satellite and Internet services. The Company expects that these services will be the second revenue driver growth in the future after cellular business. Other services also grew by 68.3%, resulting from the increase in global mobile services which booked revenue of Rp 15.0 billion in the first quarter 2002 compared to Rp 3.0 billion in the same period last year. The other component of other services is derived from sale of software generated by Sisindosat which recorded revenue of Rp 12.5 billion in the first quarter 2002, the same number as it generated in the same period last year.

Different from the aforementioned services, international calls recorded its further decline by 4.2% in its revenues due to the further decline in its traffic. As has been widely known, IDD revenues tend to decline if such conditions remain affecting including the increase in competition from VOIP providers, the continuous decline in accounting rates, and no increase in domestic collection tariff. Overall, Indosat and Satelindo IDD traffic declined by 7.6% from 177.4 million minutes in first quarter 2001 to 163.8 million minutes in first quarter 2002. Considering this condition, the Company emphasized the defend position for its IDD by maintaining the current loyal subscribers by offering the high quality of services, and in the offensive position, the Company is preparing itself to compete in the VOIP businesses with other providers.

In total, the four Indosat line of businesses, namely international calls, cellular, MIDI, and Other services contributed 33.9%, 45.3%, 19.0%, and 1.8% to the Company's consolidated operating revenues, respectively. This contribution structure of Operating Revenue reflected the Company's strategy to diversify its revenue base and reduce dependency to IDD revenue.

Operating Expense

Operating expense grew by 176.1%, higher than the consolidated operating revenues growth. This strong growth was mainly due to the consolidation of Satelindo and Lintasarta. Depreciation expense of Rp 399.2 billion was the major contributor (37.3%) to the total operating expense, reflecting a growth of 672.2%. The Company foresees that depreciation expense will continue to become the main contributor to the Company's consolidated operating expense in line with the Indosat Group strategy to expand its network capacity through synergies within the group, especially for cellular business, which will increase the fixed assets. Compensation to Telkom and Non Telkom amounting to Rp 171.4 billion, was the second largest contributor (16.0%), growing 51.8% compared to the same period 2001.

Other operating expenses include personnel, administration and general, leased circuits, maintenance, marketing, and other cost of services grew mostly due to the consolidation of Satelindo's and other subsidiaries' accounts.

All in all, the Company still can manage its EBITDA margin around 56.5% for its aforementioned consolidated revenues and expense.

Other income decreased by 86.8% mainly due to the increase in interest expense which reflects the cost of financing and the amortization of goodwill which grew significantly following the acquisition of 100% shares Bimagraha under purchase method.

Equity in net income of associated companies of Rp 39.2 billion or grew by 242.7% y-o-y is derived from MGTI of Rp 39.8 billion, offsetting loss of around Rp 0.6 billion from other associated companies.

After taking into account the deferred tax of Rp 203.6 billion, Indosat recorded a decline in net income of 57.4% from Rp 458.5 billion in first quarter 2001 to Rp 195.4 billion in first quarter 2002. The deferred tax was recorded in accordance with the PSAK No. 46.

Capital Structure Analysis

As the result of the cross ownership elimination transaction with PT Telkom and the acquisition of 100% shares of Bimagraha, the Company's consolidated statements change significantly. Shareholders' equity increased from Rp 3,817.4 billion at the end of the first quarter 2001 to Rp 10,934.5 billion at end of the same period in 2002. Total short and long term liabilities of Rp 10,435.4 billion include Rp 4,390.7 billion as short term liability and Rp 6,044.6 billion as long term debt. Including in the short term liability is the Company's tax payable amounting to Rp 1,873.7 billion. Such payable, can be paid by the Company in several installments until the end 2002. While long term debt of Rp 6,044.6 billion includes the consolidated Satelindo's debt of Rp 4,031.2 billion which has been restructured until 2006, and the Company's bond amounting to Rp 1.0 trillion with the average interest rate of 18.5% annually.

All in all, the Company currently is managed on an attractive long term debt to equity ratio of 55.2%.

On asset side, goodwill amounting to Rp 2,728.4 billion was recognized to reflect the different between transaction value and the book value for the acquisition of 100% shares of Bimagraha which will be amortized in 5 year period. As of March 31, 2002, the balance of goodwill was Rp 2,273.7 billion. The Company recognized amortization expense amounting to Rp 136.4 billion for the first quarter of 2002

As of March 31, 2002 the Company held cash and deposit balance amounting to Rp 4,506.4 billion. Pursuant to the termination of the Conditional Sales and Purchase Agreement termination on the Business and Assets of KSO IV, the Company expects to receive the payment amounting to Rp 2,409.0 billion net of applicable income tax article 23 from PT Telkom. PT Telkom had partially paid Rp 600 billion until the end of first quarter 2002. In April 2002, PT Telkom had paid additional payment of Rp 200 billion. In May 1, 2002, the Company and PT Telkom agreed the principal terms of payment for the remaining amount, to be paid in 14 monthly installment with effective annual interest rate of 24.19%.

Capital Expenditure

Capex Requirement for 4-in-1 business strategy : To strengthen the Company's position as the full and network service provider, the Company plans to realize its 4-in-1 business strategy.

Indosat plans to spend between Rp 4 – 5 trillion on capital expenditure in 2002 to exercise all four line of business, but mostly allocated to cellular business. The capital expenditure for cellular business consist of fund to acquire additional 25% shares of Satelindo currently held by DeTe, and US$ 75.0 million injection to

Satelindo to lift up the capex restriction covenant and allow Satelindo to expand its capacity.

While for non cellular businesses, Indosat budgeted around Rp 600-700 billion during 2002. This includes Rp 100-150 billion for fixed access businesses, Rp 200-250 billion for backbone, and the remaining for IDD, MIDI and support system.

In addition to that, the subsidiaries plans to spend between Rp 3 – 4 trillion, mostly for cellular related Capex. This will be financed at subsidiary level.

To finance the capital expenditure requirement and commitment in 2002, the Company will use the current available cash balance, payment from PT Telkom related to cross ownership transaction, cash flows from operations and financing activities.

Indosat is also anticipating the issuance of up to 54.5 million new shares which had been approved by the shareholders in 1998 and exploring some debt instruments.

International Calls

The overall international calls traffic declined 7.6% from 177.4 million minutes in first quarter 2001 to 163.8 million minutes in the same period 2002. Overall incoming international calls traffic were 89.5 million minutes in first quarter 2002, while overall outgoing international calls traffic declined from 79.4 million minutes to 74.3 million minutes or decreased 6.4% from last year.

Indosat's outgoing international calls traffic from cellular users increased significantly from 13.7 million minutes in first quarter 2001 to 15.5 million minutes in first quarter 2002 or an increase of 13.1%. This cellular origination portion contributes 23.0% of total Indosat's outgoing traffic volume in first quarter 2002 was also higher than the cellular portion in 2001 of only 19.0%. This trend is expected to continue in line with the fast growth of cellular usage .

The Company foresees that the decline was due to several factors, namely economic indicators that showed contraction in first quarter 2002 including foreign direct investment, tourism and export - import activities. Some migration to alternate data service might also happen. The Company consider that alternative technology such as Voice Over Internet Protocol (VoiP) may have taken a higher market share in international calls market. To anticipate this trend, Indosat has prepared its VoIP service in 4 major cities and anticipated the launch in the second quarter 2002.

Cellular

Satelindo , in which Indosat holds an effective majority ownership of 75.0%, is the second largest GSM 900 operator in Indonesia having around 1.9 million subscribers in first quarter 2002, or grew 54.0% compared to first quarter last year. It was mainly driven by Mentari, Satelindo's prepaid card subscribers of 1.7 million in first quarter 2002 or grew 65.0%, while Satelindo's postpaid card recorded 167,000 thousand subscribers or declined 8.7% compared to first quarter 2002 . Postpaid ARPU grew by 15.0% from Rp 325,000 in first quarter 2001 to Rp 373,000 in first quarter 2002, while prepaid ARPU declined by 23.1% from Rp 121,000 in first quarter 2001 to Rp 93,000 in the same period 2002. Blended ARPU declined 22.4% from Rp 151,000 in first quarter 2001 to Rp 118,000 in first quarter 2002.

Lower blended ARPU was mainly driven by seasonal factors and the addition of marginal prepaid customers. In an effort to maintain ARPU, Satelindo is preparing marketing effort to address the upper market segment (both residential and corporate) by offering Matrix and Mentari Plus, promote mobile data service and new IN base features.

In GSM 1800 service, IM3, in which Indosat holds 99.94% ownership, booked 186,000 subscribers covered in five areas including DKI Jakarta, West Java, Central Java, East Java, Bali and Batam. Around 92.5% of IM3 subscribers was SMART or prepaid customers, while the remaining is BRIGHT or postpaid customers. The addition of IM3 subscribers was slower following the termination of promotion program December 2001. The Company expects that by the synergies between its cellular companies, together with promotion program and improvement of capacity will take up market share.

Indosat implemented synergies between the two cellular companies through national roaming for postpaid subscribers starting in fourth quarter 2001, as well as facilities co-location. While pre paid subscribers will enjoy national roaming in the second quarter 2002. Future synergy is intended to increase effectiveness of both Companies' investment while taking into consideration all commercial aspect between those two companies.

Multimedia, Datacom and Internet (MIDI)

Indosat's high speed leased lines recorded a significant growth especially Indosat Direct Link which grew 51.1%, while Indosat World Link grew 10.0% from 1,085 circuit in first quarter 2001 to 1,193 circuits in the same period 2002. Indosat's Frame Net service provided by Indosat recorded a growth of 8.8% from 554 ports in first quarter 2001 to 603 ports in first quarter 2002. High speed leased lines provided by Lintasarta, Indosat's subsidiary in data communications business, decline 4.0% due to migration of its customers to Frame Relay service. Lintasarta's Frame Relay services grew 56.6 % from 5,230 number of access in first quarter 2001 to 8,189 number of access in first quarter 2002

In Internet business, Indosat through IM2 and Lintasarta successfully strengthen its position in the corporate market. IM2's dedicated subscribers grew by 24.7% from 312 circuits circuit in first quarter 2001 to 389 circuits in the same period this year. While Lintasarta corporate customers grew 5.4% from 552 links in first quarter 2001 to 582 links in the same period this year.

Number of IM2's dial up subscribers in first quarter 2002 were 40,776 or decline 9.0% from first quarter 2001 due to billing administration adjustment. Meanwhile number of Lintasarta's dial up subscribers in first quarter 2002 were 10,211 or decline 12.9% from 11,730 last year.

IM2 has also started its deployment of broadband internet access and pay TV. The IGLO TV, IM2 brand of pay TV, has reached 2,267 customers, both residential and hotels, as of March 31, 2002.

Network Development

During first quarter 2002, Indosat had embarked several projects in network development to capture the nationwide customer base. Started in business districts of Jakarta and its surrounding, the development has begun to enter domestic network deployment while still maintaining the high quality of network for international routes.

Human Resources

As of March 31, 2002, Indosat's Group employed 5,829 employees, which comprise of 2,395 employees of Indosat, and 3,434 employees of its consolidated subsidiaries.

As a continuation of its program in 2001, in first quarter Human Resources Development Program was still aimed to transforming Indosat's employees toward competence and skills to fit with the Company's business strategy.

Recent Development

Launching of Indosat Group

In May 6, 2002 Indosat launched IndosatGroup brand and corporate identity. IndosatGroup comprised of Indosat, Satelindo, IM3, Lintasarta, IM2, Sisindosat and IndosatCom. The purpose of the launch was to signify the transformation of Indosat to become the full network and service provider as well as leverage Indosat strong brand recognition and synergies among Indosat subsidiaries.

Cellular Restructuring Plan

In May 15, 2002 Indosat announced its agreement with DeTe Asia Holding GmBH to acquire 25% shares of Satelindo for a total consideration of US$ 325 million, increasing Indosat's effective shareholding to 100% in Satelindo. This will provide Indosat with the full control of Satelindo and its plan to restructure its cellular business units.

In an announcement in April 17, Indosat announced its decision to postpone the IPO of Satelindo but declare its commitment to restructure Satelindo's debt covenant by planned injection of US$ 75 million. With the injection, which was planned to be executed by the end of June, Satelindo will be relieved from the capex restriction debt covenant and be able to expand its capacity and capture the fast growing cellular market.

Payment from Telkom

On May 3, 2002 the Company has reached am agreement with PT Telkom on the terms of payment of the outstanding amount due from KSO IV termination. On February 1, 2002 both companies announced the termination of KSO IV Conditional Sale and Purchase Agreement ("CSPA"). According to the CSPA, on the termination of the Agreement, a payment will due to Indosat amounting to Rp 2,4 trillion.

Following discussions on the terms of payment, Indosat had received partial payment from PT Telkom amounting to Rp 800 billion. On May 1, 2002 both companies agreed that Indosat will receive the remaining amount including interest, in 14 monthly installments starting from May 18, 2002 with an effective interest rate of 24,19%. There is a condition that PT Telkom will do its best effort to expedite the payment starting from August 2002 for the completion by December 2002.

Pramindo Ikat Nusantara (PIN)

On April 22, 2002, the Company and other shareholders of PIN entered into an agreement with Telkom regarding the proposed acquisition of all the issued shares of PIN by Telkom. Telkom will purchase all issued and paid-up ordinary shares of PIN from each of the shareholders at a total purchase price of US$ 377,7 million initially for US$54 million upon the initial payment and ten equal quarterly installments for the remaining amount.At initial closing, 30% share with 100% control will be transferred, followed by an interim closing on June 2003 for 15% share and the remaining 55% to be closed in December 2004.

Indosat held 13% shares of PT Pramindo Ikat Nusantara and had a passive role during the transaction and negotiation. Majority shareholders and PT Pramindo Ikat Nusantara had negotiated the transaction and same terms and condition apply to all shareholders.

Indosat Partnership Program

To support the development of Fixed Communications and Backbone, Indosat invited some potential partners to participate in Indosa t Partnership Program. The partnership scheme will be based on Revenue Sharing Scheme . It is a type of build, operate and transfer arrangement under which a private investor finances construction of a system.

PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE CORPORATION AND HOLDING COMPANY
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2001 & 2002
(In Billions of Indonesian Rupiah and Millions of US$, except for EPS and Earning per ADS)

DESCRIPTION	Three Months ended March, 31			Percentage change Three months ended March, 31
	2001 (Restate)	2002		
	Rp	Rp	US $ (1)	
	1	2	3	4=(2-1)/1
OPERATING REVENUES				
International calls	545.0	522.3	54.1	-4.2%
Cellular	0	698.9	72.4	n.a.
Multimedia, Data Communication, Internet ("MIDI")	210.5	293.2	30.4	39.3%
Other Services	16.9	28.5	2.9	68.3%
TOTAL OPERATING REVENUES	**772.4**	**1,542.8**	**159.8**	**99.7%**
OPERATING EXPENSES				
Compensation to Telkom & Non Telkom	112.9	171.4	17.7	51.8%
Depreciation	51.7	399.2	41.3	672.2%
Personnel costs	85.5	128.2	13.3	49.9%
Administration and general	36.2	56.8	5.9	57.0%
Leased circuits	45.9	69.0	7.1	50.2%
Maintenance	18.7	52.2	5.4	178.9%
Marketing	11.6	27.5	2.9	136.4%
Other costs of services	24.6	164.9	17.1	569.5%
TOTAL OPERATING EXPENSES	**387.3**	**1,069.3**	**110.7**	**176.1%**
OPERATING INCOME	**385.1**	**473.5**	**49.0**	**23.0%**
OTHER INCOME(EXPENSES)				
Interest income	49.3	115.3	11.9	133.9%
Interest expense	(3.2)	(109.2)	(11.3)	3290.2%
Gain (loss) on foreign exchange - net	134.0	198.8	20.6	48.4%
Amortization of goodwill	(0.6)	(136.4)	(14.1)	23918.5%
Others-net	110.5	(30.3)	(3.1)	-127.4%
TOTAL OTHER INCOME(EXPENSES)	**290.0**	**38.2**	**4.0**	**-86.8%**
EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	**(27.5)**	**39.2**	**4.1**	**242.7%**
INCOME BEFORE INCOME TAX	**647.7**	**550.9**	**57.1**	**-14.9%**
INCOME TAX BENEFIT (EXPENSE)				
Current	**186.8**	**54.5**	**5.6**	**-70.8%**
Deferred	**(2.4)**	**203.6**	**21.1**	**8626.4%**
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF OF SUBSIDIARIES	**463.3**	**292.8**	**30.3**	**-36.8%**
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	**(4.8)**	**(97.4)**	**(10.1)**	**1947.2%**
NET INCOME	**458.5**	**195.4**	**20.2**	**-57.4%**
BASIC EARNINGS PER SHARE (Rp) & PER ADS (US$)	**442.8**	**188.7**	**0.2**	**-57.4%**

(a) Translated into dollars based on average buying and selling rate of US$ 1.00 = Rp 9,655,-
Which are published by Indonesian Central Bank on March 31, 2002

(b) Percentage changes may vary due to rounding.

(c) March 2001 is restated and consolidated with Sisindosat, IMM, Indosat Com,IJKK, and Lintasarta.
March 2002 is consolidated with Sisindosat, IMM, Indosat Com, Satelindo, Lintasarta,IM3 and Bimagraha.

PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE CORPORATION AND HOLDING COMPANY
UNAUDITED BALANCE SHEET
AS OF MARCH 31, 2001 AND 2002
(In Billions of Indonesian Rupiah and Millions of US$)

DESCRIPTION	CONSOLIDATED		
	2001 (Restate) Rp	2002 Rp	US$ (1)
CURRENT ASSETS			
Cash and cash equivalents	1,754.9	4,506.4	466.7
Account Receivable			
Trade :			
Related parties			
PT Telkom	388.8	578.6	59.9
Others	109.1	185.2	19.2
Third parties	771.2	793.7	82.2
Others Receivable :			
Third parties	193.6	108.6	11.3
Derivative Instruments	41.4	37.4	3.9
Inventories	10.6	106.5	11.0
Advances	176.5	31.0	3.2
Prepaid Expenses and other current assets	140.5	144.5	15.0
Total Current Assets	**3,586.8**	**6,491.9**	**672.4**
NON-CURRENT ASSETS			
Due from related parties :			
PT Telkom	-	1,812.7	187.7
Others	78.2	227.1	23.5
Deferred Tax Asset	38.1	104.7	10.8
Investment in associated companies	1,504.2	130.3	13.5
Other Long term Investments	310.4	402.5	41.7
Property and equipment - net	1,568.6	9,450.6	978.8
Derivative Instruments	41.4	-	-
Goodwill	2.3	2,273.7	235.5
Long-term Receivables	52.9	185.1	19.2
Long-term prepaid pension	167.9	284.4	29.5
Others	795.9	350.6	36.3
Total Non-Current Assets	**4,560.1**	**15,221.6**	**1,576.6**
TOTAL ASSETS	**8,146.8**	**21,713.5**	**2,248.9**

(1) Translated into dollars based on average buying and selling rate of US$ 1.00 = Rp 9,655,-
Which are published by Indonesian Central Bank on March 31, 2002
(2) March 2001 is restated and consolidated with Sisindosat, IMM, Indosat Com,IJKK, and Lintasarta.
March 2002 is consolidated with Satelindo, Lintasarta, Sisindosat, IMM, IM3, Indosat Com, and Bimagraha.

PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE CORPORATION AND HOLDING COMPANY
UNAUDITED BALANCE SHEET
AS OF MARCH 31, 2001 AND 2002
(In Billions of Indonesian Rupiah and Millions of US$)

DESCRIPTION	CONSOLIDATED		
	2001 (Restate) Rp	2002 Rp	US$ (1)
CURRENT LIABILITIES			
Short-term loans	1.5	-	-
Account Payable :			
Related parties	33.0	8.0	0.8
Third parties	422.3	320.7	33.2
Taxes Payable	184.6	1,873.7	194.1
Accrued Expenses	98.1	477.9	49.5
Unearned income	-	327.2	33.9
Deposits from customer	-	36.4	3.8
Derivative Instrument	-	1.1	0.1
Current Maturities of Long-term Debt :			-
Related parties	2.5	5.0	0.5
Third parties	0.5	680.8	70.5
Other Current Liabilities	431.9	659.9	68.3
Total Current Liabilities	**1,174.3**	**4,390.7**	**454.8**
NON-CURRENT LIABILITIES			
Due to related parties	2,605.5	715.4	74.1
Deferred Tax Liabilities	337.3	181.0	18.8
Long-term debt, net of current maturities :			
Related parties	12.8	5.2	0.5
Third parties	146.8	1,991.2	206.2
Bonds Payable	-	3,071.5	318.1
Other Non Current Libilities	-	80.2	8.3
Total Non-Current Liabilities	**3,102.3**	**6,044.6**	**626.1**
MINORITY INTEREST	**52.7**	**343.6**	**35.6**
SHAREHOLDERS' EQUITY			
Capital Stock	517.8	517.8	53.6
Premium on capital stock	673.1	673.1	69.7
Difference in transactions of equity changes in associated companies / subsidiaries	581.2	283.8	29.4
Differences in value from restructuring *transactions of entities under common control*	(2,510.0)	4,359.0	451.5
Difference in foreign currency translation	12.5	(0.0)	(0.0)
Retained Earning :			-
Appropriated	14.2	18.5	1.9
Unappropriated	4,070.1	4,887.0	506.2
Net income this year	458.5	195.4	20.2
Total Retained Earning	**4,542.9**	**5,100.8**	**528.3**
Net Shareholders' Equity	**3,817.4**	**10,934.5**	**1,132.5**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**8,146.8**	**21,713.5**	**2,248.9**

(1) Translated into dollars based on average buying and selling rate of US$ 1.00 = Rp 9,655,-
Which are published by Indonesian Central Bank on March 31, 2002
(2) March 2001 is restated and consolidated with Sisindosat, IMM, Indosat Com,IJKK, and Lintasarta.
March 2002 is consolidated with Satelindo, Lintasarta, Sisindosat, IMM, IM3, Indosat Com, and Bimagraha.

15/5/02

PT SATELIT PALAPA INDONESIA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
PERIOD ENDED 31 MARCH 2002

	2002
OPERATING REVENUES	
Cellular services	703,966,143,409
International telecommunication services	84,190,302,884
Satellite lease	56,198,556,939
Total operating revenues	**844,355,003,232**
OPERATING EXPENSES	
Interconnection charges	150,149,357,373
Sales and marketing expenses	13,793,988,398
Personnel expenses	27,194,326,793
Office and general expenses	21,640,237,318
Depreciation expenses	215,095,231,971
Leased Circuit	124,807,007
Maintenance	29,488,399,583
Other cost of sevice	90,762,942,825
Total operating expenses	**548,249,291,268**
OPERATING INCOME	**296,105,711,964**
OTHER INCOME (EXPENSES)	
Interest income	10,434,048,609
Interest expense	(65,094,222,072)
Foreign exchange gain (loss), net	286,757,138,058
Others, net	(12,576,281,438)
Total Other Income (Expense)	**219,520,683,157**
INCOME (LOSS) BEFORE TAX	515,626,395,121
INCOME TAX (EXPENSE) BENEFIT	(147,495,910,938)
NET INCOME (LOSS)	**368,130,484,183**

PT SATELIT PALAPA INDONESIA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
31 MARCH 2002

ASSETS	2002
CURRENT ASSETS	
Cash and cash equivalents	1,096,302,412,523
Trade receivables:	
Related parties	232,524,420,464
Third parties	149,136,522,843
Other receivables	6,285,299,296
Inventories	68,461,549,192
Prepaid taxes	20,444,467,416
Prepaid expenses and other current assets	58,673,149,510
Total current assets	**1,631,827,821,244**
NON-CURRENT ASSETS	
Due from related parties	12,578,241,102
Fixed assets, net of accumulated depreciation	4,747,563,092,486
Others	319,991,165,493
Total non-current assets	**5,080,132,499,081**
TOTAL ASSETS	**6,711,960,320,325**

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY	2002
CURRENT LIABILITIES	
Trade payables:	
Related parties	5,936,624,018
Third parties	31,594,485,905
Taxes payable	42,241,669,110
Accrued expenses	285,864,039,015
Unearned revenues	301,284,486,450
Deposits from customers	36,395,226,303
Current maturities of long-term debts	593,173,480,844
Other current liabilities	460,273,994,788
Total current liabilities	**1,756,764,006,433**
NON-CURRENT LIABILITIES	
Due to related parties	7,187,076,610
Long-term debts, net of current maturities:	1,959,684,970,443
Bonds Payable	2,071,539,637,702
Total non-current liabilities	**4,038,411,684,755**
MINORITY INTEREST	
SHAREHOLDERS' (DEFICIT) EQUITY	
Share capital at par value of Rp 1,000 per share:	
Authorized share capital of 500,000,000 shares	
Issued and paid-up share capital of 133,333,334 shares	133,333,334,000
Additional paid-in capital	1,333,749,228,657
Foreign exchange fluctuations from translation of financial statements	(406,332,916)
Accumulated deficit	(549,891,600,604.06)
Total shareholders' (deficit) equity	916,784,629,136.94
TOTAL LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY	**6,711,960,320,325**

Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation and Subsidiaries
Key Operational Data
As of March 31, 2002

Description	YTD - 2001 1	YTD - 2002 2	Growth 3 = (2-1)/1
International Telephone			
(in 000 minutes)			
Incoming Traffic	98,034	89,531	-8.7%
Indosat	88,690	76,526	-13.7%
Satelindo	9,344	13,005	39.2%
Outgoing Traffic	79,374	74,309	-6.4%
Indosat	71,910	67,379	-6.3%
Satelindo	7,464	6,930	-7.2%
Total Traffic	177,408	163,840	-7.6%
Mobile Phone Services			
Satelindo			
Prepaid Subscriber	1,046,000	1,726,000	65.0%
Postpaid Subscriber	183,000	167,000	-8.7%
Total Subscribers	1,229,000	1,893,000	54.0%
Prepaid ARPU	121,000	93,000	-23.1%
Postpaid ARPU	325,000	373,000	14.8%
ARPU - Blended (in IDR)	152,000	118,000	-22.4%
IM3	-	186,000	
Prepaid Subscriber	-	172,000	
Postpaid Subscriber	-	14,000	
ARPU - Blended (in IDR)	-	73,000	
Multimedia, Datacom and Internet			
Indosat :			
Indosat World Link (number of circuit)	1,085	1,193	10.0%
Indosat Frame Net (number of ports)	554	603	8.8%
Indosat Direct Link (number of circuits)	45	68	51.1%
Internet Subscribers (IM2)			
-Dial Up	44,799	40,776	-9.0%
-Dedicated (number of circuits)	312	389	24.7%
Lintasarta :			
High Speed Leased Line (number of links)	7,283	6,989	-4.0%
Frame Relay (number of access)	5,230	8,189	56.6%
VSAT (number of terminal)			
- VSAT-NET/IP	756	964	27.5%
- VSAT-LINK	150	160	6.7%
Internet Subscribers (users)	11,730	10,211	-12.9%
Internet Dedicated (number of links)	552	582	5.4%
Satelindo :			
Satellite Transponder Leased	22.10	16.41	-25.7%
Employee :			
Indosat	2,312	2,395	3.6%
Subsidiaries	2,493	3,434	37.7%